Disclaimer The following document has been prepared by RISE Education Cayman Ltd (the “Company”) and Dada Auto Inc. (“NaaS”) solely for informational purposes and should not be construed to be, directly or indirectly, in whole or in part, an offer to buy or sell and/or an invitation and/or a recommendation and/or a solicitation of an offer to buy or sell any security or instrument or to participate in any investment or trading strategy, nor shall any part of it form the basis of, or be relied on in connection with, any contract or investment decision in relation to any securities or otherwise. This document does not contain all relevant information relating to the previously announced proposed transaction pursuant to a definitive Agreement and Plan of Merger (the “Merger Agreement”) dated February 8, 2022, whereby the shareholders of NaaS will exchange all of the issued and outstanding share capital of NaaS for newly issued shares of the Company on the terms and conditions set forth therein (the “Proposed Transaction”), Naas, the Company or the combined company assuming the Proposed Transaction is closed, or their securities, particularly with respect to the risks and special considerations involved with an investment in the securities of Naas or the Company. Nothing contained in this document shall be relied upon as a promise or representation as to the past or future performance of Naas or the Company or the combined company. Past performance does not guarantee or predict future performance. You acknowledge that any assessment of Naas or the Company or the combined company that may be made by you will be independent of this document and that you will be solely responsible for your own assessment of the market and the market position of Naas or the Company or the combined company and that you will conduct your own analysis and be solely responsible for forming your own view of the potential future performance of the business of Naas or the Company or the combined company. Exhibit 99.1

Disclaimer This document may contain forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements.  Statements that are not historical facts, including statements about the Proposed Transaction, and the parties’ perspectives and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Such risks and uncertainties include, including but not limited to the following: (i) risks related to the expected timing and likelihood of completion of the Proposed Transaction, including the risk that the Proposed Transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the applicable transaction agreements; (iii) the risk that there may be a material adverse change with respect to the financial position, performance, operations or prospects of the Company or NaaS; (iv) risks related to disruption of management time from ongoing business operations due to the Proposed Transaction; (v) the risk that any announcements relating to the Proposed Transaction could have adverse effects on the market price of the Company’s securities; (vi) the risk that the Proposed Transaction and its announcement could have an adverse effect on the ability of NaaS to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; (vii) any changes in the business or operating prospects of NaaS or its businesses; (viii) changes in applicable laws and regulations; and (ix) risks relating to the combined company’s ability to enhance its services and products, execute its business strategy, expand its customer base and maintain stable relationship with its business partners. A further list and description of risks and uncertainties can be found in the proxy statement that will be filed with the SEC by the Company in connection with the Proposed Transaction, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. This document speaks as of the date of this document. No obligation is undertaken to update any forward-looking statement, except as required under applicable law. Neither the delivery of this document nor any further discussions of Naas or the Company or the combined company with any of the recipients shall, under any circumstances, create any implication that there has been no change in the affairs of Naas or the Company or the combined company since that date.

NaaS, to make EV charging easier, better, and more efficient

NaaS vs. a Leading US EV Charging Company

	NaaS	A Leading US EV Charging Company

Underlying Market	• China only:
	  • World's largest EV installed base (47% as of 2021)
	  • Biggest public charging market (62% as of 2020)
	  • Experiencing rapid growth
		• North America and Europe

Product & Offering	• Mobile connectivity • Hardware sales and maintenance (mainly DC chargers) • Charging station management, including non-charging retail business	• Charger hardware sales and maintenance (mainly AC chargers) • Software subscription • Station services

Market Position	• Leading position in China EV charging market
	  • ~240,000 chargers covered, or ~70% DC chargers covered
	  • 1.87mn EV drivers served[2]
		• Leading position in North America and Europe
		  • 163,000+ activated ports; 11,000+ activated DC ports
		  • 290,000+ ports accessible via roaming integrations[2]

Market Valuation	• US$587 million[1]	• US$4+ billion[1]

Sources: China Passenger Car Association, IEA - International Energy Agency

Footnote 1: NaaS raised about $87m from a group of international and Chinese domestic investors at $500m pre-money valuation in January 2022; NaaS business is valued at $587m in the contemplated business combination. A leading US EV charging company's valuation is based on its market cap as of February 2022. Market capitalization and valuation of a company is based on a number of factors, including, among other things, a company's financial results and condition and the primary operating market. The comparison and the market capitalization of other publicly listed companies do not serve as an indicator of the potential market capitalization of the Company, NaaS or the combined company. Investors are cautioned to make their own independent assessment as to the proper valuation of the Company, NaaS or the combined company.

Footnote 2: NaaS operating data as of December 2021, unaudited; DC represents direct current, usually referred as fast charging in EV charging context while AC represents alternating current; A leading US EV charging Company operating data as of December 2021 are based on its company investor relation material.

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5 Unit: million Unit: thousand RoW public charging piles: CAGR of 32% (2015-2020) China public charging piles: CAGR of 69% (2015-2020) RoW EV sales: CAGR 27% (2021-2026E) China EV sales: CAGR 31% (2021-2026E) China represents both the largest global EV sales and public charging market and one of the fastest growing Sources: Frost & Sullivan, BNEF, IEA - International Energy Agency 42% 49% 49% 51% 52% 52% 52% China % China % 32% 43% 48% 50% 58% 62% Global EV Sales, 2020-2026E Global Public Charger #, 2015-2020

Lack of Private Parking and High Electricity Restrictions Creates Public Charging Demand

Charging Volume Breakdown % for Major Regions


Public charging
Home charging
US
EU
China
50
51
56
44
48
52
72
28
82
18
90
10
2020
2030E
2020
2030E
2020
2030E

- High urban population density, insufficient private parking space
- Community objection to installing in residential areas
- Constraints in grid capacity and difficulty in changing infrastructure in residential areas

Major Charging Scenarios in China

	Applicable Scenarios	Power (Capacity)	Charging Time	Share of Charging Volume (%)
Public Charging Scenarios	Factory / Battery Swap Station	500 kw or battery swap	5-15 min	10~15%
Public Charging Scenarios	Centralized Charging Station	90-250 kw	30-60 min	50~60%
Public Charging Scenarios	Public Parking / Office Building	30 kw	120-180 min	10~15%
	Residential	7-10 kw	5-10 hrs	15~20%

NaaS focuses on various public charging scenarios

Sources: Charging ahead: Electric-vechicle infrastructure demand, Mckinsey & Company, 2020

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7 NaaS offers 3 main services to address industry pain points, aiming to make EV charging easier, better, and more efficient in China China Public Charging Ecosystem and Pain Points Charger OEM Driver / fleet channel Charging station Auto OEM Time consuming for users to locate functional chargers Incompatible user interface and back-end software for different charger brands Need charging network with wide coverage and reliability to improve buyer experience Access to market and effective sales channels Challenges in attracting traffic and increasing utilization Limited operational capabilities and non-charging services Mobility Services / Charger Connectivity NaaS Offerings and Value Proposition Connects users to multiple differently branded chargers, allowing users to meet their charging needs through NaaS’ network Business model Value prop For operators: incremental traffic and revenue For users: one-stop-shop, easier use For OEMs: pre-installed function Hardware sales & maintenance Station services Sell chargers to charging stations For Charger OEMs: increase sales volume For operators: bulk purchase for cheaper prices, station design & procurement services Provide outsourced station management and non-charging services (retail, car wash) to station operators For operators: more efficient and professional operations, boost non-charging revenue

Leading Integrated Service Platform with Strong Positioning

Upstream Resources

Charger OEMs
Among **top** resellers, with **25**[2] mainstream OEMs[1] covered

Non-charging business
Industry pioneer
Sold into **360+**[2] stations


Car wash
Massage
FOOD
Dining
Convenient store

Station and User Coverage

Charging operator / station
240+k[2] chargers connected
Relationship with **~450**[2] charging operators / chains

EV driver
1.8+mn[2] users served cumulatively

Transaction Volume - % Share

Public charging volume

1,700+ GWh[2] volume transacted through NaaS platform cumulatively
15~20% national public charging volume in 2021

Footnote 1: refer to charger OEMs with more than $5 million in annual revenues
Footnote 2: NaaS operating numbers are as of December 2021.

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Charger Coverage1 (k Poles) Orders (million orders) Charging Volume (GWh) 27x 7.4x 8.2x 7.7x Rapidly Growing Business 9 Footnote 1: # of chargers that can be accessed through NaaS network Footnote 2: GTV represents gross transaction volume GTV2 (m USD)